Simpson Thacher & Bartlett

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HONG KONG

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Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

September 7, 2022

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Kevin Stertzel Mr. Martin James

Re:	XPeng Inc. Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 28, 2022 File No. 001-39466

Ladies and Gentlemen:

On behalf of our client, XPeng Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 3, 2022 (the “August 3 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 28, 2022 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the August 3 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Annual Report.

MICHAEL J.C.M. CEULEN    MARJORY J. DING    DANIEL FERTIG    ADAM C. FURBER    YI GAO    ADAM S. GOLDBERG    MAKIKO HARUNARI    IAN C. HO

JONATHAN HWANG    ANTHONY D. KING    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    BRUSSELS    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

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Form 20-F filed April 28, 2022

ITEM 3.	KEY INFORMATION

Contractual Arrangements with the Group VIEs and Their Shareholders, page 4

1.

Please revise to disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

The Company proposes to revise its original disclosure, starting on page 4 of the Annual Report, as follows in its future annual reports on Form 20-F:

XPeng Inc. is not a Chinese operating company, but a Cayman Islands holding company. The Group’s operations are primarily conducted by its subsidiaries in China. The Group also conducts certain non-core and non-essential operations through contractual arrangements with the Group VIEs. Investors in our ADSs and Class A ordinary shares do not hold equity interest in the Group’s operating entities in China, but instead hold equity interest in XPeng Inc. As used in this annual report, “XPeng,” “we,” “us,” “our company” or “our” refers to XPeng Inc. and/or its subsidiaries, and “the Group” refers to XPeng Inc., the Group VIEs and their respective subsidiaries.

Under the PRC laws and regulations, the provision of value-added telecommunication service in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such business in China through Zhipeng IoV and Yidian Chuxing. Under the PRC laws and regulations, the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps is subject to foreign investment prohibitions and license requirements. Therefore, we operated such business in China through Xintu Technology and its subsidiary, which is Jiangsu Zhipeng Kongjian Information Technology Co., Ltd., or Zhipeng Kongjian (formerly known as Jiangsu Zhitu Technology Co., Ltd.). As such, the VIE structure provides investors with exposure to foreign investment in China-based operating companies where Chinese law either restricts or prohibits direct foreign investment in such companies. Investors may never hold equity interests in such Chinese operating companies.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

Furthermore, the Company proposes to revise its original disclosure, starting on page 5 of the Annual Report, as follows in its future annual reports on Form 20-F:

The contractual arrangements with the Group VIEs and the respective affiliate shareholders of the Group VIEs involve unique risks to investors. Such arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. If any of the Group VIEs or the respective affiliate shareholders of the Group VIEs fails to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. Our contractual arrangements have not been tested in Chinese courts. Furthermore, the Chinese regulatory authorities could disallow the VIE structure. As a result, we may experience disruptions to our business, and our Class A ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Group VIEs. See “Item 3. Key Information —D. Risk Factors—Risks Relating to Our Corporate Structure—We rely in part on contractual arrangements with Zhipeng IoV, Yidian Chuxing and the respective affiliate shareholders of such Group VIEs to operate the value-added telecommunications business. We rely on contractual arrangements with Xintu Technology and its affiliate shareholder, which enable us to operate land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.”

The Company respectfully advises the Staff that as disclosed on page 4 of the Annual Report, the Group primarily operates its business through its subsidiaries in China, and the Group VIEs do not represent a material contribution to the Group’s results of operations and the Group VIEs do not support material revenues reported within other subsidiaries of the Company. Therefore, even if the Chinese regulatory authorities were to disallow the VIE structure in the future, the Company does not expect such regulatory development to cause the Company’s Class A ordinary shares and ADSs to become worthless.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

2.

Revise to provide early in the section a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, on page 4 of the Company’s future annual reports on Form 20-F the Company will (i) provide a diagram of the company’s corporate structure, substantially in the form that appears on page 96 of the Annual Report, identifying the person or entity that owns the equity in each depicted entity, and (ii) identify clearly the entity in which investors are purchasing their interest and the entities in which the Company’s operations are conducted.

The Company respectfully advises the Staff that it included a description of the contractual arrangements relating to the Group VIEs on page 4 of the Annual Report. As described in further detail on page 4 of the Annual Report, these contractual arrangements include (i) power of attorney agreements, equity interest pledge agreements and loan agreements, (ii) exclusive service agreements, and (iii) exclusive option agreements.

Please refer to the Company’s response to the Staff’s comment 1 for the proposed revisions relating to (i) how the VIE structure may affect investors and the value of their investment and (ii) the uncertainties and challenges posed by the VIE structure.

3.

We note the Parent Company Only financial statements presented on pages F-90 to F-94. Please revise this section to provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the Wholly Foreign-Owned Enterprises, or WFOEs, that are the primary beneficiary of the VIEs, and an aggregation of other entities

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company respectfully advises the Staff that as disclosed on page 4 of the Annual Report, the Group primarily operates its business through its subsidiaries in China, and the Group VIEs’ financial results do not represent a material percentage of the Group’s results of operations. Furthermore, the Group VIEs do not support material revenues reported within other subsidiaries of the Company.

The Company considered both quantitative and qualitative factors in determining that the Group VIEs were immaterial to the Group.

For the quantitative assessment, the Company assessed the financial significance of the Group VIEs to the Group based on total assets, net assets, revenue, and net income (loss), all of which, both individually and in aggregate, are less than 1.5% of the Group’s financial results and position as of and for the periods presented. In addition, the Company also takes into consideration the Group VIEs’ balances due from / to as well as gross transfers of funds from transactions with other subsidiaries of the Company to assess whether there are any significant balances or transactions that the Group VIEs have with other subsidiaries. Balances due from/to the Group VIEs as well as fund transfers involving the Group VIEs as of and for each of the periods presented are immaterial to the Group’s financial position and cash flows. Based on the Company’s assessment, the Group VIEs do not represent a material percentage of the Group’s financial position, results, or cash flows, as of and for each period presented in the Company’s 2021 Form 20-F. From a qualitative perspective, Yidian Chuxing and Zhipeng IoV hold the licenses relevant to the business of an internet of vehicles network involving the XPeng App and the business of online ride-hailing services, respectively, both of which account for a very immaterial portion of the Group’s business and are not critical to the Group given its core business is vehicle sales. Xintu Technology holds and is in the process of renewing a surveying and mapping qualification certificate for true three-dimensional maps and navigation electronic maps. The surveying and mapping qualification certificate is not critical to the Group given that no revenue was generated from the surveying and mapping qualification certificate for the years presented, and the Company does not expect any revenue generated from this certificate in the foreseeable future. Nonetheless, the Company will continue to closely monitor the degree of Group VIE revenue and profit contributions—both quantitatively and qualitatively—to the consolidated Group results, as well as the materiality of related recorded account balances at each period end, and will continue to periodically re-assess the appropriateness and adequacy of Group VIE disclosures.

For the reasons provided above, the Group VIEs are considered to be quantitatively and qualitatively immaterial, for all periods presented, to the Group, both individually and in aggregate.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

The Company respectfully believes that, for the reasons discussed above, and due to the absence of any U.S. GAAP requirement to include such information in the Parent Company Only footnote, the exclusion of such disclosure (as discussed in the Staff’s comment) is appropriate, and will not impact investor decisions regarding the Company.

In addition to the Group VIEs, the Group also utilized a transitory VIE structure for an eight-month period to facilitate the Company’s initial public offering in the United States (the “IPO”). As disclosed on page 69 of the Annual Report, as a transitional arrangement of the Reorganization, Xiaopeng Motors, a wholly owned subsidiary of the Company, entered into a series of contractual agreements with Chengxing Zhidong and its shareholders in September 2019. As a result of such contractual arrangements, Xiaopeng Motors consolidated Chengxing Zhidong as its primary beneficiary under generally accepted accounting principles. In May 2020, Xiaopeng Motors completed its purchase of 100% equity interest in Chengxing Zhidong. Consequently, Chengxing Zhidong became an indirect wholly owned subsidiary of XPeng Inc.

The transitory VIE structure discussed above was terminated in May 2020 prior to the completion of the Company’s IPO in August 2020. The Company respectfully advises the Staff that this structure was only established in connection with the Reorganization and had no business substance. During the period that this transitory structure was in place, the Company did not issue financial statements in the public domain which reflected the effects of VIE consolidation accounting (“VIE accounting”). Upon completion of the Reorganization, the consolidated financial statements included in the Company’s registration statement on Form F-1 (File No. 333-242283) (“F-1”) were presented for all periods as if the post-Reorganization structure had existed from inception for the periods presented. Accordingly, the consolidated financials included in the Company’s F-1 and with regard to all its subsequent filings have not presented any ‘VIE accounting’ relating to this transitory VIE structure. In the circumstances, the Company believes that VIE disclosures related to this transitory structure would not be considered relevant to investors.

Operations in China, page 5

4.

Revise to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

The Company proposes to revise its original disclosure, starting on page 5 of the Annual Report, as follows in its future annual reports on Form 20-F:

The Group faces various legal and operational risks and uncertainties associated with being based in and having its operations primarily in China and the country’s complex and evolving laws and regulations. These risks could result in a material change in the Group’s operations and/or the value of our ADSs and Class A ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For example, the Group has incurred, and will continue to incur, significant expenses to comply with laws and regulations relating to cybersecurity and data security, including those implemented recently by China’s government. The Group also faces risks associated with regulations on offerings conducted overseas by and foreign investment in China-based issuers, the use of the Group VIEs, and anti-monopoly regulatory actions, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. See “Item 3. Key Information —D. Risks Factors—Risks Relating to Doing Business in China.”

5.

Revise to disclose prominently whether and how the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years.

The Company proposes to revise its original disclosure, starting on page 5 of the Annual Report, as follows in its future annual reports on Form 20-F:

Furthermore, the Holding Foreign Companies Accountable Act, or the HFCA Act, may affect our ability to maintain our listing on the NYSE. Among other things, the HFCA Act provides if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. In the event of such determination by the SEC, the NYSE would delist our ADSs. As stated in its report dated December 16, 2021, the U.S. Public Company Accounting Oversight Board, or the PCAOB, has determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm. In addition, the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted. See “Item 3. Key Information —D. Risks Factors—Risks Relating to Doing Business in China—Due to the enactment of the Holding Foreign Companies Accountable Act, or the HFCA Act, we may not be able to maintain our listing on the NYSE.”

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

The Company acknowledges that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China completely. Given this new development and related events that will follow in the next several months, the Company’s disclosure with regard to the Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act will likely require modification in its future filings.

Restrictions on Transfer of Funds, page 6

6.

Revise to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

The Company respectfully advises the Staff that the gross amount of the cash flows, including those relating to intercompany transactions (e.g. service charges), between VIEs and other entities within the Group are immaterial to the Group for each of the years ended December 31, 2019, 2020 and 2021, respectively. Consequently, the Company believes that disclosure of cash flows and transfers of other assets between the VIEs, subsidiaries and the holding company is not necessary and would not impact investor decisions.

The Company respectfully advises the Staff that each of the Group VIEs recorded immaterial losses, both individually and in aggregate, for each of the years ended December 31, 2019, 2020 and 2021, respectively, and recognized immaterial technical service fee expenses under the VIE contractual agreements (agreements with equity owned Group entities) for each of the years ended December 31, 2019, 2020 and 2021, respectively. The Company believes that disclosure of technical service fee amounts under the VIE contractual agreements is not necessary as such amounts are immaterial to the Group and would not impact investor decisions.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

The Company proposes to add the following disclosure to page 7 of its future annual report on Form 20-F: The subsidiaries did not declare any dividends or make distributions to the holding company for each of the years presented. The consolidated Group VIEs do not pay dividends to the subsidiaries or the holding company but rather transfer funds through technical service fees. The service fees charged between the Group VIEs and other entities within the Group were immaterial for each of the years presented.

The Company proposes to revise its original disclosure, starting on page 7 of the Annual Report, as follows in its future annual reports on Form 20-F: Since inception, we have not declared or paid any dividends on our ordinary shares or ADSs. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.”

The Company further respectfully advises the Staff that it disclosed (i) restrictions on foreign exchange and its ability to transfer cash across borders and (ii) restrictions on its ability to distribute earnings on pages 6 and 7 of the Annual Report under the heading “Restrictions on Transfer of Funds.”

The Company further respectfully advises the Staff that there is currently no restriction or limitation under PRC laws and regulations on the Group VIE’s ability to settle any amount owed under the VIE agreements.

Item 3.D. Risk Factors, page 9

7.

Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

The Company respectfully advises the Staff that it included the following statement on page 54 of the Annual Report: “If the PRC government determines that these contractual arrangements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Group VIEs.”

The Company further respectfully advises the Staff that the Group VIEs’ contribution to the Group’s results of operations for each period presented is immaterial. Please refer to the Company’s response to the Staff’s comments 1, 3 and 6 for further details. In addition, the Company controls its PRC subsidiaries through equity ownership, and it does not expect any possible future regulatory development with respect to the VIE structure to affect the Company’s ability to assert control over the assets of its PRC subsidiaries.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

8.

We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Disclose whether you have been or expect to be identified by the Commission under the HFCAA and what impact this may have on your ability to continue to offer your securities.

The Company proposes to revise its original disclosure, starting on page 46 of the Annual Report, as follows in its future annual reports on Form 20-F:

The U.S. regulatory regime in this area may continue to develop in the future. For example, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. The enactment of such law would reduce the time before our ADSs may be prohibited from trading in the U.S. and delisted from the NYSE.

The Company respectfully advises the Staff that it included the following description of the implementing rules relating to the HFCAA on page 45 of the Annual Report: “The SEC and the PCAOB have adopted new rules to implement the HFCA Act. Specifically, on November 5, 2021, the SEC announced the approval of the PCAOB’s new rule related to the PCAOB’s responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC announced the adoption of final amendments to implement the submission and disclosure requirement of the HFCA Act following its interim final amendments announced in March 2021. The adopting release establishes the SEC’s procedures for identifying covered issuers and for prohibiting the trading of covered issuers’ securities. The SEC will identify covered issuers as early as possible after companies file their annual reports for fiscal years beginning after December 18, 2020 and on a rolling basis.”

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

The Company further respectfully advises the Staff that it included the following description of the PCAOB’s determination on page 45 of the Annual Report:

“Furthermore, pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including our auditor as an independent registered public accounting firm.”

The Company proposes to add the following disclosure to its future annual report on Form 20-F:

We were added to the SEC’s conclusive list of issuers identified under the HFCAA on May 26, 2022. Under the current law, if we remain on such list for three consecutive years, the SEC would prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Furthermore, if the Accelerating Holding Foreign Companies Accountable Act were enacted, the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act would be reduced from three years to two. As a result, our ability to continue to offer our securities to U.S. investors will be materially and adversely affected.

9.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company respectfully advises the Staff that it included the following statements on page 43 of the Annual Report: “The PRC government may intervene or influence the Group’s operations at any time, which could result in a material change in the Group’s operations and/or the value of our ADSs and Class A ordinary shares. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.”

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

10.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company respectfully advises the Staff that it included the following statements on page 20 of the Annual Report: “As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we shall apply for approval or filings for our initial public offering in the U.S. in August 2020, our follow-on public offering completed in December 2020 or our listing on the Hong Kong Stock Exchange and the associated public offering in July 2021. However, we are not certain whether the Revised Cybersecurity Review Measures or any relevant future laws, rules or regulations will apply to our company and follow-on offerings of foreign listed companies, or whether the scope of financing activities that are subject to the cybersecurity review may change in the future. Further, we may become subject to enhanced cybersecurity review, or regulatory bodies in China may retroactively apply and implement the Revised Cybersecurity Review Measures or other new laws, rules or regulations, including conducting a cybersecurity review over our company in connection with our initial public offering in the U.S. or follow-on public offering.”

The Company further respectfully advises the Staff that it included the following statement on page 21 of the Annual Report: “We have incurred, and will continue to incur, significant expenses in an effort to comply with privacy, data protection, cybersecurity and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. […] Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.”

The Company proposes to add the following disclosure to its future annual report on Form 20-F:

We believe that the Group has complied with the applicable regulations and policies that have been issued by the Cybersecurity Administration of China, or CAC, to date in all material respects. As of the date of this annual report, the Group has not been involved in any cybersecurity review initiated by the CAC, and the Group has not received any inquiry, notice, warning, or sanction in such respect.

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Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email), or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	XPeng Inc.

Hsueh-Ching Lu, Vice President of Finance and Accounting

Yeqing Zheng, General Counsel

Simpson Thacher & Bartlett

Kai Fan

PricewaterhouseCoopers Zhong Tian LLP

Alex Chan